Exhibit 3


                                            NEWS RELEASE

                                    Contact:    Richard N. Grubb, Executive
                                                Vice President and Chief
                                                Financial
                                                Officer or Robert A. Freece
                                                Senior Vice President
                                                610/644-1300

FOR IMMEDIATE RELEASE


                VISHAY PROPOSES OFFER FOR ALL SHARES OF SILICONIX
                          THAT IT DOES NOT ALREADY OWN

      MALVERN, PENNSYLVANIA - February 22, 2001 - Vishay Intertechnology, Inc. (NYSE: VSH) announced today that it is proposing to purchase any and all outstanding shares of common stock of Siliconix Incorporated (NASDAQ: SILI) not already owned by Vishay at a price of $28.82 per share in cash. The proposal was communicated in a letter to the Siliconix Board of Directors. Vishay currently owns 80.4% of the outstanding shares of Siliconix. The purchase would be made through a tender offer, subject to customary conditions, in accordance with the rules of the Securities and Exchange Commission. Vishay also indicated that it might offer to exchange the Siliconix shares for shares of its common stock. Depending upon whether the exchange would be tax-free to Siliconix stockholders, Vishay would expect that the value per share of Siliconix in an exchange offer would be somewhat less than the cash price.

      Vishay also stated that, if it holds at least 90 percent of the outstanding Siliconix shares following completion of the offer, it may effect a "short-form" merger of Siliconix with a Vishay subsidiary. If such a merger takes place promptly after the offer, the consideration given to stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer.

      Vishay is not asking Siliconix to enter into any agreement with respect to the offer or to pay a break-up fee in the event that the offer is not consummated or a higher offer from another bidder is received. Vishay's offer would not foreclose any other person from making a higher offer for the shares not already owned by Vishay.

      Vishay requested the opportunity to discuss its offer with a special committee of independent, non-management Siliconix directors who are unaffiliated with Vishay. Vishay only expects to proceed with its offer if the special committee, after consultations with its financial and legal advisors, concludes that the offer is fair to Siliconix stockholders. Vishay could also determine not to proceed with the offer if in its sole judgment changes in economic, business or market conditions make the offer unadvisable.

      Vishay, a Fortune 1,000 Company with annual sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IRDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's


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components are vital to electronic operations and can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 60 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan (ROC), China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

      If Vishay proceeds with the offer, it will file documentation regarding the offer with the SEC. Siliconix will also be required to file documentation regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Vishay and Siliconix at the SEC's website at www.sec.gov. The tender offer documentation and such other documents may also be obtained from Vishay or Siliconix by directing such request to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2121, tel.: (610) 644-1300, Attention: Corporate Secretary; or to Siliconix Incorporated, 2201 Laurelwood Road, Santa Clara, California 95054, tel.: (408) 988-8000, Attention: Corporate Secretary.

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